NO ACT

PE
1-29-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10011703

March 31, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-31-10

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

Dear Mr. Smith:

This is in response to your letter dated January 29, 2010 concerning the shareholder proposal submitted to Wal-Mart by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 31, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 29, 2010

The proposal encourages the board to require its poultry suppliers to switch to controlled-atmosphere killing within five years.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Wal-Mart's business. Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that although the proposal relates to the company's relationships with its poultry suppliers, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PETA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

February 2, 2010

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal of People for the Ethical Treatment of Animals for Inclusion in Wal-Mart's 2010 Proxy Statement.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 29, 2010, submitted to the SEC by Wal-Mart Stores, Inc. ("Wal-Mart" or "the company"). The company seeks to exclude a shareholder proposal submitted by PETA based on Rules 14a-8(i)(5) and (7).

The Resolution is very straightforward:

> **RESOLVED**, that to advance the company's financial interests and the welfare of chickens and turkeys killed for its stores, shareholders encourage the board to require the company's chicken and turkey suppliers to switch to animal welfare-friendly controlled-atmosphere killing (CAK), a less cruel method of slaughter, within five years.

I. The Staff Has Previously Issued Several Non-Concurrences on CAK Resolutions That Govern the Outcome of this CAK Proposal.

As confirmed in the company's no-action letter, PETA has filed substantially similar CAK resolutions over the past five years. In each instance, the Staff refused to concur with the companies' position that the CAK proposal could be omitted. Those non-concurrences are found in *Denny's Corporation* (avail. Mar. 22, 2007), *Outback Steakhouse* (avail. Mar. 6, 2006), *Wendy's International, Inc.* (avail. Feb. 8, 2005), and *Hormel Foods Corporation* (Nov. 10, 2005). This resolution is and should be governed by the foregoing precedents.

Wal-Mart attempts to distinguish those non-concurrences by arguing that the proposal under review does not ask for a "report concerning the implementation ..." of CAK, but rather "encourages" the Board to require its suppliers to implement CAK. This is, of course, a distinction without a difference. It is the underlying substance of the resolution that is important,

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS and as Wal-Mart readily admits, "[B]oth the Proposal and the CAK Report Proposals relate to the issue of the alleged inhumane killing of animals ...." (No-action letter, p. 6.)

II. The Proposal Raises Significant Social and Economic Policy Concerns That Supersede the Ordinary Business Exception.

PETA's proposal provides as much detail as the 500-word limit permits, in terms of describing how the abuse and mistreatment of birds is rampant throughout the food industry and how it can be remedied. The fact remains that abuse and mistreatment can be virtually eliminated by the implementation of a humane and technologically superior slaughter method. The CAK method enhances the treatment of the animals, improves the workplace environment for the slaughterhouse workforce, and results in a higher quality product. These are serious social and economic policy concerns which lie at the heart of PETA's shareholder resolution.

For the foregoing reasons, we respectfully request that the Staff advise Wal-Mart that it will take enforcement action if the company fails to include PETA's proposal in its 2010 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at shall@fairchild.com or 202-641-0999.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

SLH/pc

cc: Erron W. Smith (via e-mail at erron.smith@walmartlegal.com)

Walmart
Save money. Live better.
702 SW 8th Street
Bentonville, AR 72716
Phone 479.277.0377
Erron.Smith@walmartlegal.com

Legal
Erron W. Smith
Assistant General Counsel – Corporate Division

January 29, 2010

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of People for the Ethical Treatment of Animals

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Walmart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Walmart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Walmart's 2010 Annual Shareholders' Meeting (the "*2010 Proxy Materials*"). The Proposal was submitted by People for the Ethical Treatment of Animals (the "*Proponent*"). Walmart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Walmart excludes the Proposal from its 2010 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter, is attached hereto as Exhibit A.

Walmart expects to file its 2010 Proxy Materials with the Commission on or about April 19, 2010. Walmart intends to begin printing the 2010 Proxy Materials on or about April 15, 2010, so that it may begin mailing the 2010 Proxy Materials no later than April 19, 2010. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. The Proposal.

The resolution included in the Proposal requests that the Board of Directors of the Company (the "*Board*") require all of the Company's chicken and turkey suppliers to switch to the controlled-atmosphere killing method of slaughter within five years.

II. <u>Background</u>.

The Company sells fresh and frozen chicken and turkey products at the majority of its units throughout the world. As a retailer, the Company does not own or otherwise control the suppliers of poultry from which the Company purchases its chicken and turkey products during the course of a year.

During the Company's fiscal year ended January 31, 2009 ("*FY09*"), (1) the Company's revenues from the sale of fresh and frozen chicken and turkey products from all types of production operations were less than 4% of the Company's consolidated revenues for FY09 of over $401 billion, and (2) the portion of the Company's net income for FY09 attributable to such sale of fresh and frozen chicken and turkey products was less than 4% of Walmart's FY09 net income of $13.4 billion. In addition, the assets of the Company related to fresh and frozen chicken and turkey products as reflected on the Company's consolidated balance sheet as of January 31, 2009, the last day of FY09, which included its inventory of such products on that date, were substantially less than 5% of the Company's consolidated total assets of over $163.4 billion on that date.

III. <u>Grounds for Exclusion</u>.

The Company believes that the Proposal is excludable under two of the bases for exclusion set forth in Rule 14a-8(i) of the Exchange Act:

1. the Proposal may be excluded under the relevance standards of Rule 14a-8(i)(5); and

2. the Proposal involves the ordinary business operations of the Company as contemplated by Rule 14a-8(i)(7).

A. The Proposal is not relevant under the standards of Rule 14a-8(i)(5) and thus may be excluded from the 2010 Proxy Materials.

Rule 14a-8(i)(5) permits the exclusion of a stockholder proposal that relates to operations which account for less than 5% of a company's (i) total assets at the end of its most recent fiscal year, (ii) net earnings for the most recent fiscal year, and (iii) gross sales for the most recent fiscal year, and that is not otherwise significantly related to the company's business. As is evident from the information set forth above, the Company's operations relating to the sale of fresh and frozen poultry products clearly do not meet the quantitative tests for relevance of Rule 14a-8(i)(5). Consequently, the only question is whether those operations are "otherwise significantly related to the company's business."

The Staff has taken the position that "certain proposals, while relating to only a small portion of the issuer's operations, raise policy issues of significance to the issuer's business." Release No. 34-19135 (October 14, 1982). This can occur where a particular corporate policy "may have a significant impact on other portions of the issuer's business or subject the issuer to significant contingent liabilities." *Id.* Even where a proposal raises a policy issue, the policy must be more than ethically or socially "significant in the abstract." It must have a "meaningful relationship to the business" of the company in question. *See Lovenheim v. Iroquois Brands, Ltd.*, 618 F. Supp. 554, 561 at note 16 (D.D.C. 1985) (in which a proposal relating to the mistreatment of animals, namely the procedure used to force-feed geese for the production of pate de fois gras was "otherwise significantly related" and thus was not excludable).

The Staff has in numerous instances recognized that, although a proposal may have had social or ethical implications, the relationship between the company's operations and those implications were so slight or were of such minimal impact that the proposal did not meet the requirements of Rule 14a-8(i)(5). *See, e.g., Hewlett-Packard Co. (Reik)* (January 7, 2003) (in which the Staff allowed the exclusion of a proposal which sought to require the relocation or closure of Hewlett-Packard's offices in Israel due to Israel's alleged violation of numerous United Nations Resolutions and human rights violations); *American Stores Co.* (March 25, 1994) (sale of tobacco products by one of nation's major food and drug retailers was "not otherwise significantly related to" its business); and *Kmart Corp.* (March 11, 1994) (sale of firearms in Kmart stores was "not otherwise significantly related to" its business).

The Company is aware of the Commission's position concerning the inclusion of stockholder proposals that have ethical or social significance and that pertain to public policy against "unnecessary cruelty to animals." *See Humane Society of Rochester v. Lyng*, 633 F. Supp. 480 (W.D.N.Y. 1986). With respect to the treatment of animals, the Commission has been unwilling to exclude proposals pursuant to Rule 14a-8(i)(5) that have generally addressed (i) the testing of animals by pharmaceutical companies, cosmetic companies, *see Avon Products, Inc.* (March 30, 1988), and consumer product companies, *see Proctor & Gamble Co.* (July 27, 1988), and (ii) issues such as the "factory farming" of animals by food processors, *see PepsiCo., Inc.* (March 9, 1990). However, the Proposal is significantly different from the situations addressed in the proposals to which those letters relate in that it addresses the sale by the Company of particular products produced by third parties not controlled by Walmart and does not address the direct treatment of animals by the Company. The Staff has consistently drawn a distinction between retailers and manufacturers in the context of Rule 14a-8(i)(7) analyses involving social issues. *See, e.g., Wal-Mart Stores, Inc.* (March 9, 2001) (in which the Company was permitted to exclude a proposal requesting that the Company stop selling handguns and their accompanying ammunition) and compare that result with the Staff's position in *Sturm, Ruger & Co.* (March 5, 2001) (a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). The Company believes the same principles apply under rule 14a-8(i)(5) in the case of the Proposal and that, applying those principles consistently, the Staff should concur with the Company's conclusion that it may exclude the Proposal.

The Company believes that the actions requested by the Proponent are not otherwise significantly related to the Company's business for the following reasons:

- as a retailer, the Company's fresh and frozen chicken and turkey sales operations concentrate on buying the chicken and turkey products that the Company sells from third party suppliers, and not on owning or operating commercial poultry processing or production facilities or businesses in the United States or anywhere else in the world;

- the Proponent assumes the Company has the authority to dictate how its current suppliers of poultry products must slaughter their birds prior to offering them for sale to Walmart. If Walmart were to adopt the Proposal, such suppliers may be unable to or simply choose not to comply with Walmart's request to change their method of slaughter; and

- the social policy that the Proponent seeks to advance by means of the Proposal has no relationship to any other portion of Walmart's business other than the sale of chicken and turkey and has no meaningful relationship to Walmart's business (which Walmart has concluded it can continue to operate without any adverse effect (or with only a *de minimis* effect) without switching to a policy of selling only poultry processed using the controlled-atmosphere killing method of slaughter). Adoption of the Proposal would not be necessary to avoid contingent liabilities that could arise from Walmart's current poultry purchasing practices.

Based on the Company's careful analysis of the impact that the sale of fresh and frozen chicken and turkey products has on its operations, the Company has concluded that the Company's chicken and turkey sales do not affect its other operations and are not otherwise material or otherwise significant to the Company. Consequently, the Company has concluded that it may exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(5).

B. The Proposal involves the ordinary business operations of the Company and thus may be excluded from the 2010 Proxy Materials.

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The general policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "*1998 Release*"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the Proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. The Staff has also stated: "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). The Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The Proposal goes beyond the typical objective of a shareholder proposal, namely by requesting that the Company impose a particular policy on the Company's third-party suppliers of poultry products. Furthermore, if the Proposal is impliedly requiring the Company to cease long-standing relationships with suppliers who refuse to do as the Proponent requests, adoption of the Proposal would ultimately dictate which suppliers the Company utilizes. The selection of suppliers for its products is one of the fundamental day-to-day business functions of the Company. Ascertaining the availability of poultry products and the suppliers to meet the demands of the Company's customers, evaluating pricing considerations and distribution logistics, and considering the myriad other factors that go into product purchasing decisions are those kinds of highly detailed matters that are appropriately handled by the Company's management. In considering whether the Proposal is a matter of the ordinary business operations of a company like Walmart, it is important to note that the Staff listed the "retention of suppliers" as one of the examples of "tasks . . . so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter be subject to direct shareholder oversight." *1998 Release.* Adoption of the policy supported by the Proposal could ultimately impact the Company's decision to retain certain current suppliers of poultry products, which is a fundamental component of Walmart's day-to-day business functions.

In addition, the Staff has consistently drawn a distinction between the manufacturer and the vendor of products with respect to proposals dealing with, for example, tobacco, firearms and other products that may be deemed to raise significant policy issues, and, time after time, has taken the position that proposals regarding the selection of products for sale relate to a company's ordinary business operations and thus are excludable from the company's proxy materials pursuant to Rule 14a-8(i)(7). *Compare Wal-Mart Stores, Inc.* (March 9, 2001) (in which a proposal requesting that the Company stop selling handguns and their accompanying ammunition was excludable) *with Sturm, Ruger & Co.* (March 5, 2001) (a proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). *Albertson's, Inc.* (March 18, 1999), *J.C. Penney Co.* (March 2, 1998), and *Walgreen Co.* (September 29, 1997) all provide additional examples of situations where the Staff found that proposals requiring that retailers stop selling tobacco or cigarettes were excludable under Rule 14a-8(i)(7). The Staff has similarly found that proposals seeking to direct the sale of particular goods, even when the proponent alleges inhumane treatment of animals, may be excludable under Rule 14a-8(i)(7). *See, e.g., PetSmart, Inc.* (April 8, 2009) (permitting the exclusion of a proposal requesting that the board produce a feasibility report related to the phasing out of the sale of live animals), and *Lowe's Companies, Inc.* (February 1, 2008) and *Home Depot, Inc.* (January 24, 2008) (both permitting the exclusion of a proposal seeking to end the sale of certain pest control devices). In each of *PetSmart*, *Lowe's* and *Home Depot* the Staff permitted the exclusion as relating to the ordinary business operations of the company (i.e., the sale of a particular product), in spite of the allegations of animal cruelty by the proponent.

The Company is aware that the Staff has previously denied no-action requests for shareholder proposals seeking reports on the implementation of new procedures intended to prevent the alleged inhumane killing of animals. *See Denny's Corporation* (March 22, 2007); Outback Steakhouse, Inc. (March 6, 2006); Hormel Foods Corp. (November 10, 2005); and *Wendy's International, Inc.* (February 8, 2005) (denying no-action requests regarding proposals seeking reports on the implementation of controlled-atmosphere killing by poultry suppliers (collectively, the "*CAK Report Proposals*")).

The Company believes that the CAK Report Proposals are clearly distinguishable from the Proposal. Although both the Proposal and the CAK Report Proposals relate to the issue of the alleged inhumane killing of animals, the action requested in the CAK Report Proposals differs from that called for in the Proposal. The resolutions in each of the CAK Report Proposals request that the board issue a report concerning the implementation of controlled-atmosphere killing by poultry suppliers. In contrast, the Proposal does not request a report, but rather calls for Walmart, which is merely a retailer, to require its third-party, unaffiliated suppliers to cease using their current method of slaughtering poultry if such method is not controlled-atmosphere killing, regardless of the economic impact on those suppliers. As evidenced by the above-cited precedents, the Staff has consistently taken the position that decisions regarding the sale of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7).

In view of the foregoing, the Company has concluded that the Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business operations.

IV. Conclusion.

Walmart hereby requests that the Staff confirm that it will not recommend any enforcement action if Walmart excludes the Proposal from the 2010 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Walmart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2010 Proxy Materials.

By copy of this letter, the Proponent is being notified of Walmart's intention to omit the Proposal from its 2010 Proxy Materials.

Please call the undersigned at (479) 277-0377 or Geoffrey W. Edwards, Assistant General Counsel, at (479) 204-6483 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Erron Smith

Erron W. Smith
Assistant General Counsel
Wal-Mart Stores, Inc.

cc: People for the Ethical Treatment of Animals
Attn: Ms. Stephanie Corrigan
501 Front Street
Norfolk, VA 23510

People for the Ethical Treatment of Animals
Attn: Ms. Stephanie Corrigan
2898 Rowena Ave., #103
Los Angeles, CA 90039

Enclosures

<u>Exhibit A</u>

Proposal

[begins on following page]

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG

December 14, 2009

Thomas D. Hyde
Secretary
Wal-Mart Stores, Inc.
702 SW 8th St.
Bentonville, AR 72716

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 66 shares of Wal-Mart Stores, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact the undersigned if you need any further information. If Wal-Mart Stores, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Sincerely,

Stephanie Corrigan

Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2010 Shareholder Resolution
Morgan Stanley Smith Barney letter

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Shareholder Resolution Regarding Poultry Slaughter

RESOLVED, that to advance the company's financial interests and the welfare of chickens and turkeys killed for its stores, shareholders encourage the board to require the company's chicken and turkey suppliers to switch to animal welfare–friendly controlled-atmosphere killing (CAK), a less cruel method of slaughter, within five years.

Supporting Statement

The current slaughter method used by many of Wal-Mart Stores' poultry suppliers is cruel and inefficient. Consider the following:

- Many of Wal-Mart Stores' poultry suppliers use electric immobilization in their slaughterhouses. This involves shackling live birds, shocking them with electrified water in a "stun" bath, cutting their throats, and removing their feathers in tanks of scalding-hot water.
- Birds often suffer broken bones, bruising, and hemorrhaging during the shackling process, which lowers product quality and yield. They also peck and scratch at each other, which increases carcass contamination.
- Because the electric current in the "stun" bath is kept too low to effectively render birds unconscious, many have their throats cut while they are still able to feel pain.
- Birds are often scalded to death in defeathering tanks. When this happens, they often defecate, further decreasing yield and increasing the likelihood of contamination.
- Frenzied birds flap their wings, kick workers, and vomit and defecate on them, leading to increased worker injuries and illness and poor overall ergonomics.

CAK is better for the birds' welfare and more efficient. Consider the following benefits:

- With CAK, birds who are still in their transport crates are placed in chambers, where their oxygen is replaced with nonpoisonous gasses, putting them "to sleep."
- Every published report on CAK and numerous meat-industry scientific advisors—including Drs. Temple Grandin, Mohan Raj, and Ian Duncan—have concluded that it is superior to electric immobilization with regard to animal welfare.
- Because there is no live shackling or live scalding, product quality and yield are greatly improved and contamination is drastically decreased. The manager of a CAK turkey plant in Ohio told *Poultry USA* that since switching to CAK, his company is "starting to quantify the improvements in yield and labor, [and] see the benefits in wings, wing meat, and breast meat."
- Because workers never handle live birds, ergonomics improve, injury and illness rates decrease, and the opportunities for workers to abuse live birds are eliminated. The turnover rate at a Nebraska poultry plant dropped by 75 percent after it installed a CAK system.

The following companies are already moving toward CAK:

- Burger King, Popeye's, Wendy's, Hardee's, and Carl's Jr. give purchasing preference or consideration to chicken suppliers that use CAK.
- KFCs in Canada, Ruby Tuesday, Quiznos, Kroger, A&P, Harris Teeter, and Winn-Dixie are sourcing chickens or turkeys killed by CAK.

Wal-Mart has the ability to leverage its financial and industry power to require its suppliers to adopt this less cruel method of slaughter for poultry and move the industry in the right direction.

We urge shareholders to support this socially and ethically responsible resolution.

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG